Allegheny Energy, Inc.

EEI Financial Conference

October 26 - 29, 2003

Forward-Looking Statements

Certain statements contained herein constitute forward-looking statements with respect to Allegheny Energy, Inc. and its subsidiaries within the meanings of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although Allegheny Energy believes that its forward-looking statements are based on reasonable estimates and assumptions and currently available information, such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Allegheny Energy to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Actual results have varied materially and unpredictably in the past. Such factors, either individually or in the aggregate, may affect Allegheny Energy's operations, markets, products, services, prices, capital expenditures, development activities, and future plans. Such factors include, among others, the following: execution of restructuring activity and liquidity enhancement plans; complications or other factors that render it difficult or impossible to obtain necessary lender consent or regulatory authorizations on a timely basis; general economic and business conditions; changes in access to capital markets; changes in interest rates; the continuing effects of global instability, terrorism and war; changes in industry capacity, development, and other activities by Allegheny's competitors; changes in the weather and other natural phenomena; changes in technology; changes in the price of power and fuel for electricity generation; changes in the underlying inputs and assumptions used to estimate the fair values of commodity contracts; changes in laws and regulation applicable to Allegheny, its markets, or its activities; environmental regulations; the loss of any significant customers and suppliers; the effect of accounting policies issued periodically by accounting standard-setting bodies; additional collateral calls; changes in business strategy, operations, or development plans; and other similar risks and uncertainties. Additional risks and uncertainties are identified and discussed in Allegheny Energy's reports and registration statements filed with the Securities and Exchange Commission.

Agenda

- Early Progress
- Business Foundation
- Financial Update
- Conclusions

Progressing on a number of critical short-term issues

Improving Liquidity

Reducing Volatility and Risk

Reestablishing Financial Reporting

Rebuilding the Management Team

Focusing on Core Generation and Delivery Business

Improving liquidity

Sources of Cash Since June 16, 2003:

Net proceeds from sale of Conemaugh Generating Station	June 27, 2003	$46 million
Convertible trust preferred securities (net proceeds)	July 25, 2003	$275 million
Net Proceeds CDWR – Includes $26M in Pledged Account – Excludes $71M Held in Escrow	September 15, 2003	$69 million
Tax refunds	Q3 2003	$72 million

Result: Running Over $600M in Cash Balance

Confident in ability to meet December 2003 debt principal payment

Reducing volatility and risk…

- Sold West Book
- Terminated Williams and LV Cogen tolling agreements
- Mutual terminations and close-outs to reduce open positions
- Assignment and/or disposition of non-core trading positions

Trading now focused entirely on asset optimization within region

…With significant results



Incremental Cash Flow Impact of
$10/MWh Increase in Peak Power Prices
Before Sales and Settlements
After Sales and Settlements
Millions of Dollars
10
0
(10)
(20)
(30)
(40)
(50)
(60)
0.4
4.3
(8.0)
(17.5)
(51.8)
(2.1)
Q4 2003
2004
2005



Value At Risk*
Millions of Dollars
25
20
15
10
5
0
21
0.2
Before Sales & Settlements (7/8/03)
After Sales and Settlements (10/20/03)

Note : Analysis captures only risk of trading book (market risk of physical assets not shown)
* “Before” is as of 7/8/2003 and “After” is as of 10/20/2003. Daily Value at Risk of trading portfolio

Allegheny Energy, Inc.

Financial reporting is getting back on track

SEC Filing	Goal	Status
2002 10-K	September 2003	Complete
2003 10-Qs (1Q, 2Q & 3Q)	December 2003	In Process
2003 10-K	March 2004	On-Time

Goal is to provide timely and full financial disclosure

A talented senior management team has been put in place

Board of Directors

- Paul Evanson (Chairman)
- H. Furlong Baldwin
- Cyrus Freidheim, Jr.
- Julia Johnson
- Eleanor Baum
- Ted Kleisner
- Frank Metz, Jr.
- Steven Rice
- Gunnar Sarsten

President and CEO
Paul Evanson
June 16, 2003

Chief Financial Officer	Chief Accounting Officer	General Counsel	VP Strategic Planning/Chief Commercial Officer	VP HR and Admin.	President Allegheny Power	President Supply
Jeff Serkes	Tom Gardner	David Hertzog	Phil Goulding	Paul Slobodian	Joe Richardson	David Benson

= New   = Existing

Allegheny Energy, Inc.

Focusing on core generation and delivery business

- Re-focused trading business
  - Sold CDWR / hedges
  - Exited Williams and LV Cogen tolling agreement
  - Exited all remaining West Book positions
- Discontinued development of non-core power generation
- Evaluating divestiture of gas distribution businesses

A lot of accomplishments...

Goal	Action	Implication
Increasing Liquidity	– Sale of Conemaugh Generation Plant – $300M Convertible Issuance – Sale of West Book	– Liquidity in Place to Meet 2003 Obligations
Decreasing Volatility and Risk	– Completed Hedges, Bookouts, etc. – Sale of West Book – Reduction in Trading Open Positions	– Substantially Reduced Cash and Earnings Volatility – Reduced Collateral Requirements
Reestablishing Financial Reporting	– Release 2002 10-K – Fixing Processes for Future Reporting	– Timely Reporting Opens Opportunity for Additional Capital Markets Activities
Rebuilding the Management Team	– Rebuilt Senior Leadership Team	– Talent in Place to Lead Next Phase of Business Recovery and Organization Improvement
Increasing Focus on Core Generation and Delivery	– Exit Western Energy Market – Discontinue Power Development	– Increased Focus on Core Geographic Region

…Many challenges ahead

- Material Weaknesses in Internal Controls
- Timely Financial Reporting
- Liquidity Shortfall in 2004
- “Going Concern” Opinion
- Over-leveraged Balance Sheet
- Revitalize Organization
- Improve Core Operations

Agenda

- Early Progress
- **Business Foundation**
- Financial Update
- Conclusions

Core generation and delivery business

Allegheny Energy, Inc.

Allegheny Power

- 46.8 bil kWh Consumed in 2002

Allegheny Energy Supply

- 48.2 bil kWh Generated in 2002

Long-term Contracted Power 46.9 bil kWh

Balanced portfolio of load and generation between Allegheny Power and Allegheny Energy Supply with focus on core business

The regulated utility operates in the Mid Atlantic region

Allegheny Power

- West Penn Power
- Potomac Edison
- Monongahela


OHIO
PENNSYLVANIA
MARYLAND
WEST VIRGINIA
VIRGINIA
CABOT
WYLIE RIDGE
YUKON
BLACK OAK
HARRISON
PRUNTYTOWN
BELMONT
MEADOW BROOK
DOUBS

- Operates in 5 states (PA, WV, MD, VA, OH)
- 30,200 square miles
- 1.5 million electric customers
- 71,419 miles of transmission and distribution lines
- Restructuring completed in each state except WV
- 0.2 million gas customers in WV

Balanced customer mix with steady growth prospects


Percent of Revenues by Customer Class
(2002)
Percent
100
90
80
70
60
50
40
30
20
10
0
Industrial
Commercial
Residential
Allegheny Power
Industry Average


Historical Load Growth
(1993-2002)
CAGR (%)
(1993-02)
2.2
TWh
50
45
40
35
30
25
20
15
10
5
0
OH
VA
MD
WV
PA
93
94
95
96
97
98
99
00
01
02

Allegheny Energy, Inc.

Competitive cost position with further opportunity



Transmission and Distribution
Operations and Maintenance Costs*
$/MWh
4
3
2
1
0
2.1
2.3
2.4
2.5
1999
2000
2001
2002



Transmission and Distribution
Operations and Maintenance Costs*
$/MWh
4
3
2
1
0
2.5
3.6
2.1
Improvement
Potential
Allegheny
Industry
Average
Top Quartile

$20M improvement if first quartile achieved

Note: * Excludes G&A and transmission by others

Competitive rates



Residential Rates in Effect January 1, 2003
Allegheny Power
State Average
National Average = 8.39 ¢/kWh
¢/kWh
10
9
8
7
6
5
4
3
2
1
0
6.76
9.39
7.01
6.61
7.01
7.19
6.81
6.96
6.84
7.42
Pennsylvania
West Virginia
Maryland
Virginia
Ohio

Allegheny Energy, Inc.

Regulated agreements give rate stability

Regulatory Summary

State		2003	2004	2005	2006	2007	2008
PA	T&D	Through 2005					
	Gen. – Res.	Through 2005			Increases through 2008		
	Gen. – Com.	Through 2005			Increases through 2008		
	Gen. – Ind.	Through 2005			Increases through 2008		
WV	T&D	Regulated Generation and T&D					
	Gen. – Res.						
	Gen. – Com.						
	Gen. – Ind.						
MD	T&D	Through 2004					
	Gen. – Res.	Through 2008					
	Gen. – Com.	Through 2004					
	Gen. – Ind.	Through 2004					
VA	T&D	Through 2007					
	Gen. – Res.	Through 2007					
	Gen. – Com.	Through 2007					
	Gen. – Ind.	Through 2007					
OH	T&D	Large C&I through 2003	Other classes through 2005				
	Gen. – Res.	Through 2005					
	Gen. – Com.	Large through 2003	Small through 2005				
	Gen. – Ind.	Through 2003					

High customer satisfaction

- #2 in the East region in customer satisfaction for the past four years
- Allegheny Power is one of only five utilities to maintain or improve satisfaction ratings every year since 1999
- 96% of customers rate their overall impression as good, very good, or excellent

Allegheny Power Summary

- Balanced customer mix
- Steady growth
- Opportunity for performance improvement
- Competitive rates
- Rate agreements with stable regulatory environment
- High customer satisfaction

Core generation and delivery business


Allegheny Energy, Inc.
Allegheny Power
Allegheny Energy Supply
46.8 bil kWh Consumed in 2002
Long-term Contracted Power 46.9 bil kWh
48.2 bil kWh Generated in 2002
Balanced portfolio of load and generation between Allegheny Power and Allegheny Energy Supply with focus on core business

Allegheny Energy Supply's fleet is primarily composed of base-load coal generation

Allegheny 2002 Owned Capacity
(11,041 MW)

Capacity by Fuel Type


Hydro
& Oil
10%
Gas
18%
Coal
72%

MWh Output by Fuel Type


Gas
1%
Hydro & Oil
5%
Coal
94%

Capacity by Region*


Midwest
15%
PJM
85%

Note: * Proforma 2003

Asset base is cost advantaged in the PJM region



PJM Dispatch Cost - Ozone Season
Compared to Load-Duration Curve (Oct. 2002-Sept. 2003)
Generation Dispatch Cost ($/MWh)
$120
$100
$80
$60
$40
$20
$0
Load Duration Curve (% Hours Load)
100%
80%
60%
40%
20%
0%
Hydro
AE = 1,018 MW
Nuclear
Coal
AE = 7,819 MW
Oil & Gas
AE = 951 MW
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
Capacity in MW
Dispatch Cost (ozone season)
Allegheny Energy Units
2003 Avg
2003 Peak
2004 Avg
2004 Peak

Allegheny Energy, Inc.

Contracts contribute to cash flow stability

Contracted Generation
(Contracted as a Percent
of Projected Output)



Percent of Unit Output
100
90
80
70
60
50
40
30
20
10
0
90
83
76
77
04
05
06
07

Contracted Coal
(Portion of Coal Purchased in
Advance at Known Prices)



Percent
100
90
80
70
60
50
40
30
20
10
0
100
92
2003
2004

Long term price improvement likely


POLR Contract Price
vs. Forecasted Market Price*
45
40
35
30
25
20
15
$/MWh
Market
POLR
04
05
06
07


Total Output
(Contracted vs. Market)
Market
POLR
Percent
100
90
80
70
60
50
40
30
20
10
0
04
05
06
07

Note: * RDI Outlook for Power 2002 (Q3 2003 data)

Allegheny Energy, Inc.

Additional growth opportunity from operational improvements

2002 Coal Plant Equivalent Availability Factor


100
80
60
40
20
0
Percent
81
83
91
10%
AYE 2002
National Average 2001
National Top Quartile

Improvement of over $100M
if first quartile achieved

2002 Coal Plant O&M


10.0
8.0
6.0
4.0
2.0
0.0
$/MWh
4.92
8.35
4.27
15%
AYE
National Average
National Top Quartile

Improvement of $24M
if first quartile achieved

Allegheny Energy Supply Summary

- Allegheny Energy Supply's fleet is primarily composed of cost advantaged base-load coal generation in the PJM region
- POLR contracts and coal contracts contribute to cash flow stability
- POLR contract price increases and POLR volume reductions provide a significant opportunity for revenue uplift
- Additional growth opportunity from operational improvements

Agenda

- Early Progress
- Business Foundation
- **Financial Update**
- Conclusions

2002 was a tough year financially…

Financial Results	2001	2002	Change
(millions, except per share numbers)			
Total Operating Revenues	$3,425	$2,988	($437)
Pre-Tax Income	$699	($850)	($1,549)
Consolidated (Loss) Income Before Extraordinary Charge and Cumulative Effect of Accounting Change	$449	($502)	($951)
Basic EPS Before Extraordinary Charge and Cumulative Effect of Accounting Change	$3.74	($4.00)	($7.74)
Consolidated Net (Loss) Income	$418	($633)	($1,051)
Consolidated Basic EPS	$3.48	($5.04)	($8.52)

… Additionally, credit rating, internal controls and financial reporting suffered

- Material Weakness of Internal Controls Identified
- "Going Concern" Modification in Audit Opinion
- Lack of Financial Reporting
- Credit Ratings Received a Number of Downgrades

	S&P			Moody's		
Credit Rating Changes	2001	2002	2003	2001	2002	2003
Allegheny Energy, Inc.	A	B+	CCC+	Baa1	Ba1	B2
Supply Unsecured Debt	BBB+	BB-	CCC+	Baa1	B1	B3

- Unrealized Losses on Commodity Contracts of $358M in 2002
- Realized Losses on Commodity Contracts of $240M in 2002
- Inaccurate Financial Forecasting

Management is actively addressing the issues

Actions	Example
Fix internal controls and reporting process	• Overhauling financial reporting policies and procedures • Replace 58% of accounting department personnel in 2003/2004 • Upgrading accounting and reporting systems
Return to timely financial reporting	• Filed 2002 10-K in 9/03 • Expect to file 2003 10-Qs in 4Q/03 • Disclosure review procedure put in place
Continued cooperation with bank group	• Waivers and consents received acknowledging delayed financial reporting • Flexibility on divestiture proceeds
Improve SEC and rating agency relationships	• Timely and frequent communications • Full disclosure and management access
Enhance financial forecasting	• Improving forecasting tools • Enhancing controls to ensure consistency

Early progress has improved liquidity…
… But significant debt matures in 2004 and 2005


Short-Term Liquidity
Millions of Dollars
600
500
400
300
200
100
0
>600
276
Other
Bank Facility Payments
9/30/2003
Debt Principal Repayments - Q4 2003


Debt Amortization Schedule (2004 - 05)
All Other Debt
Bank Debt*
Millions of Dollars
1,400
1,200
1,000
800
600
400
200
0
27
110
282
175
27
1,321
321
18
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2004
2005

Note: * Include $7.5M AYE, Inc. debt per quarter in 1Q04 through 1Q05

Allegheny Energy, Inc.

Short-term financial plan in place to address maturities, leverage and operating cash

- Refinance debt, extend term and enhance flexibility
- Sell selective non-core assets
- Maximize core business free cash flow
  - Improve operational performance
  - Focus on G&A, O&M and capital expenditures
- Evaluate potential equity issuance to fortify the balance sheet

Long-term financial objectives and goals established

- Enhance Liquidity
- Achieve Investment Grade FFO Coverage Ratios
- Restore Balance Sheet
- Return to Steady, Predictable Growth
- Restore Dividend

Agenda

- Early Progress
- Business Foundation
- Financial Update
- Conclusions

Investment Highlights

- Stable, proven utility with good customer mix and steady growth prospects
- Low-cost coal generation fleet that is well matched to regional load
- A majority of generation output under long-term contracts
- Improving liquidity, financial reporting and controls
- Talented, dedicated management team with focused financial and operational strategy
- Future growth and performance improvement prospects